

DIVISION OF
CORPORATION FINANCE

September 11, 2006

Via Facsimile (415) 651-8996
Dorothy An, Esq.
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
(404) 302-9700

RE: Internap Network Services
       Schedule TO-I filed August 29, 2006
       File No. 005-56941

Dear Ms. An:

    We have the following comments on the above-referenced filing:

Schedule TO-I
Summary Term Sheet – Questions and Answers, page 1

1. Please eliminate the phrase from the penultimate sentence of the first paragraph that the information in this summary is not complete. The information you provide in the Schedule TO must be materially complete and the qualification suggests that the offer summary may not be materially complete.

Section 4. Withdrawal Rights, page 25

2. We note your statement in the last paragraph of this section that you "will determine, in [y]our sole discretion, all questions as to the form and validity, including time of receipt, of notices to withdrawal. [Yo]ur determinations of these matters will be final and binding." Please revise these sentences to more precisely define their scope. It appears that your interpretation of the these matters may not necessarily be final and binding on all parties. For example, while you may make a determination as to the form and validity of notices of withdrawal, when parties contest such determinations, the judgments of courts of law are generally considered final and binding in such matters.

Section 6. Conditions of this Exchange Offer, page 26

3. We note your offer condition described in (a)(i), regarding actions or proceedings that

"in [your] reasonable judgment, could (i) materially and adversely affect the business, condition (*financial or other*), income, operations *or prospects. . . . (*emphasis added)" Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

4. We reference the last sentence of your offer condition, labeled (a)(ii). Describe what you mean by any action or proceeding that could "materially impair the contemplated future conduct of [y]our business," as contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a "threatened" action as contemplated by this condition and the others found in (a) and (b). Please revise these conditions to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions